Exhibit 17.2

June 3, 2008

KMG Chemicals, Inc.

9555 W. Sam Houston Parkway S.

Suite 600

Houston, TX  77099

Gentlemen:

I have read the statements made by KMG Chemicals, Inc. which I understand will be filed with the Securities and Exchange Commission, pursuant to Item 5.02 of the Form 8-K, as part of the Form 8-K of KMG Chemicals, Inc. dated June 3, 2008.  I am in agreement with the statements concerning me contained therein.

Very truly yours,

/s/ Charles M. Neff, Jr.

Charles M. Neff, Jr.